UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   5   )*


                             KMS INDUSTRIES, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 482580  20  6
                                (CUSIP Number)


                  Barbara A. Kaye, Esq., DYKEMA GOSSETT PLLC
             400 Renaissance Center, Detroit, Michigan  48243-1668
                                (313) 568-5412
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 16, 1996
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement  [].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1 Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Patrick B. Long
      ###-##-####

  2 Check The Appropriate Box If A Member of a Group*
    (a) [ ]

    (b) [ ]

  3 SEC Use Only


  4 Source of Funds*

    Not applicable

  5 Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)


  6 Citizenship Or Place of Organization

    U.S.A.

                7 Sole Voting Power
  Number of
    Shares        641,319
 Beneficially
   Owned By     8 Shared Voting Power
     Each
   Reporting      0
    Person
     With       9 Sole Dispositive Power

                  641,319

               10 Shared Dispositive Power

                  0

 11 Aggregate Amount of Beneficially Owned by Each Reporting Person

    641,319

 12 Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*

 13 Percent of Class Represented By Amount In Row (11)

    19.4%

 14 Type Of Reporting Person*

    IN

         This is the fifth amendment to a Statement of Schedule 13D originally filed with the Securities and Exchange Commission on March 29, 1989 (the "Original Statement") by Patrick B. Long ("Mr. Long") with respect to the common stock, par value $0.08 per share (the "Common Stock"), of KMS Industries, Inc. (the "Issuer"). The Original Statement was subsequently amended on January 18, 1993, on April 7, 1994, November 21, 1994 and on March 28, 1996.

Item 1.  Security and Issuer.

                 This Statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 101 North Main, Ann Arbor, Michigan 48106-1778.

Item 2.  Identity and Background.

                 This Statement is filed on behalf of Mr. Long, whose business address is 101 North Main, Ann Arbor, Michigan 48106-1778. Mr. Long is Chairman of the Board and Chief Executive Officer of the Issuer. During the past five years, Mr. Long has not a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. Long is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                 Mr. Long purchased the 250,000 at $.18 per share, an aggregate of $45,000, with his personal funds, including funds from an entity of which he is the sole shareholder.

Item 4.  Purpose of Transaction.

         This Schedule 13D reflects a change in beneficial ownership of Mr. Long resulting from his purchase from the Issuer of 250,000 newly-issued shares pursuant to a Stock Purchase Agreement, dated March 11, 1996, with the Issuer (the "Stock Purchase Agreement"). The Stock Purchase Agreement provided that if a majority of the disinterested shares voted at the Annual Meeting of Stockholders held on May 16, 1996 were cast against approval of the stock purchase transaction, the Stock Purchase Agreement would be rescinded. The stockholder vote on May 16, 1996 did not result in rescission of the Stock Purchase Agreement. The shares were purchased on June 16, 1996. With the exception of the options and warrants discussed in
Item 4 to this Schedule 13D, as previously amended, Mr. Long has no plans or proposals which relate to, or would result in, any actions of the type specified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                 (a) As a result of the acquisition of the 250,000 shares, Mr. Long is the beneficial owner of 641,319 shares of Common Stock (which includes an aggregate of 345,000 shares which may be acquired pursuant to presently exerciseable warrants and stock options), or 19.4% of the Common Stock of the Issuer which would be outstanding after exercise of the warrants and options.

                 (b) Mr. Long has sole power to vote, direct the vote, dispose and direct the disposition of 641,319 shares of Common Stock (which includes an aggregate of 345,000 shares which Mr. Long would have the power to vote upon exercise of presently exerciseable warrants and stock options). Mr. Long's wife has sole power to vote, direct the vote, dispose and direct the disposition of 125 shares. Mr. Long's minor children own 1,562 shares and receive the income from such shares although Mrs. Long, as custodian, shares the power to vote and dispose of such shares with her minor children. Mr. Long has no voting or dispositive power with respect to, and disclaims beneficial ownership of, the 1,687 shares owned by his wife and minor children.

                 (c)     Not applicable.

                 (d)     Not applicable.

                 (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Not applicable.

Item 7.  Material to be Filed as Exhibits.

                 Not applicable.



Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 17, 1996                        /S/ Patrick B. Long

                                     -----------------------------------
                                     Patrick B. Long, Chairman and CEO